UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020

Commission File Number: 1-14536

PartnerRe Ltd.

(Translation of registrant’s name into English)

Wellesley House South

90 Pitts Bay Road

Pembroke HM08

Bermuda

(441) 292-0888

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________.

INCORPORATION BY REFERENCE

The information furnished in this Form 6-K consists of the consent of the independent auditors of PartnerRe Ltd. (the “Company”) on Exhibit 99.1 hereto and extracts of certain information included in the preliminary prospectus supplement filed with the Securities and Exchange Commission on September 15, 2020, which supplements or updates certain prior disclosures of the Company, on Exhibit 99.2 hereto.

The consent of the independent auditors of the Company on Exhibit 99.1 hereto shall be deemed incorporated by reference into the Registration Statement of the Company, PartnerRe Finance B LLC and PartnerRe Finance C LLC on Form F-3 (File Nos. 333-231716, 333-231716-01 and 333-231716-02), filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. Other than as set forth above, no portion of this Form 6-K shall be deemed “filed” or otherwise incorporated by reference into any registration statement or other document filed by the registrant with the SEC.

EXHIBIT INDEX

Exhibit
99.1	Consent of Independent Auditors

99.2	Extracts from preliminary prospectus supplement, filed with the Securities and Exchange Commission on September 15, 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PartnerRe Ltd.

Date: September 15, 2020	By:	/s/ Nick Burnet
		Name:	Nick Burnet
		Title:	Executive Vice President and Chief Financial Officer